Exhibit 99.1

E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held On May 1, 2025

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “E-Home,” “we,” “us,” or “our”), to be held on May 1, 2025, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China, to consider and if thought fit, to pass with or without amendment the following resolutions:-

ORDINARY RESOLUTION

(1)	THAT:-

(A)	a share consolidation of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board of Directors of the Company fixed 5:00 p.m., New York time on April 9, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjourned or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Wenshan Xie
April 10, 2025	Wenshan Xie
Chairman of the Board and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
Extraordinary Meeting of Members TO BE HELD ON MAY 1, 2025

This Notice and Proxy Statement are available online at https://ts.vstocktransfer.com/irhlogin/I-EHOME and please find them under the “Documents & Forms” tab. This Notice and Proxy Statement are also available online at https://www.ej111.com/

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E-Home Household Service Holdings Limited

E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road

Gulou District, Fuzhou City 350001, China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of E-Home Household Service Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:00 a.m., local time, on May 1, 2025, and at any adjournment or adjournments thereof, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

We will send or make these proxy materials available to shareholders on or about April 10, 2025.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

ORDINARY RESOLUTION

THAT:-

(A)	a share consolidation of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-fifty (50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned.

The Board recommends a vote FOR the resolutions.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Ordinary Shares of a par value of US$0.001 each, as of 5:00 p.m., New York time on April 9, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof. On the Record Date, no preferred shares were issued and outstanding.

Each fully paid ordinary share is entitled on a poll to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least two shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the voting shares of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposals 1(A) and 1(B) will be approved if passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the Proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1(A) – IN RESPECT OF SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “EJH.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). According to Nasdaq Rule 5810(c)(3)(A), a failure to meet the continued listing requirement for minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Notwithstanding the foregoing, if a company’s security fails to meet the continued listing requirement for minimum bid price and the company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A). E-Home has effected a reverse stock split over the prior one-year period and has effected more than one reverse stock splits over the prior two-year period with a cumulative ratio of more than 250 shares to one. Therefore, E-Home will not be eligible for a 180 calendar days compliance period. If E-Home fails to meet the continued listing requirement for minimum bid price for a period of 30 consecutive business days, the Listing Qualifications Department will issue a Staff Delisting Determination.

In order to retain the compliance with the Bid Price Rule under Nasdaq Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s ordinary shares shall not be less than US$1.00 for a period of 30 consecutive business days. The closing bid price of the Company’s ordinary shares has been around or below $1.00 per share since August 2024.

The Board believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

Considering the volatile stock market due to trade tariffs recently and to enhance the Company’s ability to retain the compliance with the Bid Price Rule and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the ordinary shares to meet the Bid Price Rule if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within Range to be determined by the Board in its sole discretion within 180 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Ordinary Shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal No. 1(A) and 1(B), the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fraction shares, including but not limited to rounding up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares, will be consolidated at the ratio between one (1)-for-two (2) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-two (2) and one (1)-for- fifty (50), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation if the Board determines to proceed with it, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1(A).

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1(A).

PROPOSAL NO. 1(B) – IN RESPECT OF FRACTIONAL SHARES

On April 7, 2025, the Board approved, and directed that there be submitted to the shareholders of the Company for approval, that immediately following the approval of the Share Consolidation proposal, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Shares Arrangement”).

If the Share Consolidation proposal is not approved, then this Fractional Shares Arrangement will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal No. 1(B).

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 1(B).

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1(212)828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

April 10, 2025	By Order of the Board of Directors

/s/ Wenshan Xie
Wenshan Xie Chairman of the Board and Chief Executive Officer